Exhibit (n)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form N-2 of Runway Growth Finance Corp. (formerly known as Runway Growth Credit Fund Inc.) of our report dated March 11, 2021, relating to the financial statements of Runway Growth Finance Corp. (formerly known as Runway Growth Credit Fund Inc.), appearing in the Annual Report on Form 10-K of Runway Growth Finance Corp. (formerly known as Runway Growth Credit Fund Inc.) for the year ended December 31, 2020.

We also consent to the reference to our firm under the headings "Selected Financial Information and Other Data” and "Independent Registered Public Accounting Firm” in such Registration Statement on Form N-2.

/s/ RSM US LLP

Chicago, IL

September 27, 2021